EXHIBIT 16.1

January 27, 2006

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) and, under the date of June 2, 2005, we reported on the financial statements of the Plan as of and for the years ended December 31, 2004 and 2003. On July 18, 2005, our appointment as principal accountants was terminated. We have read Tennant Company’s statements included under Item 4.01 of its Form 8-K dated May 27, 2005 and we agree with such statements, except that we are not in a position to agree or disagree with Tennant Company’s statement that McGladrey & Pullen, LLP was not consulted regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Very truly yours,

/s/ KPMG LLP